Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 28, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 90

BofA Merrill Lynch Food Security Portfolio, Series 1

File Nos. 333-205150 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated July 21, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 90, filed on June 22, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the BofA Merrill Lynch Food Security Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

            1. The Trust’s name is BofA Merrill Lynch Food Security Portfolio, Series 1, which suggests investment in the food industry. However, the Trust’s prospectus does not state that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Trust’s name. Explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940.

            Response: We do not believe that this Trust’s name falls under the Rule 35d-1’s 80% naming policy because we believe that the phrase “food security” suggests an investment objective or strategy instead of a type of investment.  The staff of the Commission has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment or industry but, instead, refers to the investment objective or strategy of the fund.  In the Commission’s staff guidance entitled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (found at http://www.sec.gov/divisions/investment/ guidance/rule35d-1faq.htm), Questions 8 and 9 discusses this possibility.  Specifically, those questions note that terms such as “tax-sensitive,” “income” and “growth and income” suggest the investment objective or strategy of a fund rather than the type of investment.

With regard to the Trust, it has an investment strategy to invest in companies that the Sponsor believes may benefit from being in a position to help resolve the problems brought about by an increasing demand for food. In particular, the Trust will invest in companies identified as having material exposure to the challenge of feeding the world population. As such, the Trust does not focus on a type of investment, such as a small-cap security or security of a company in the utilities industry, but instead is driven by its investment strategy.

For the reasons stated above, we do not believe that this Trust’s name falls under the Rule 35d-1’s 80% naming policy.

            2. The first paragraph refers to a “list of stocks…identified and published by Bank of America Merrill Lynch…as having exposure to the food security theme.” Disclose the name of this list and whether it is publicly available.

            Response: The Bank of America Merrill Lynch list used by the Sponsor for the Trust is publically available; however, the Sponsor prefers not to disclose the name of the list in the Registration Statement. We believe adequate information is disclosed regarding the investment strategy and the risks in the current Registration Statement. In addition, the Trust’s holdings will be disclosed on the day of deposit.

            3. Clarify whether the Sponsor intends to only select securities on the List or whether the Sponsor may consider securities not on the List.

            Response: The Sponsor will only select securities from the Bank of America Merrill Lynch list.

Principal Risks (p. 3)

            4. Disclose the risks relating to the Trust’s food security theme.

            Response: The disclosure had been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren